QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

LEAPFROG ENTERPRISES, INC.
(Name of Subject Company (Issuer))

BONITA MERGER SUB, L.L.C.
(Offeror)
A Wholly-Owned Subsidiary of

VTECH USA HOLDINGS, L.L.C.
(Offeror)
An Indirect Wholly-Owned Subsidiary of

VTECH HOLDINGS LIMITED
(Offeror and Parent)
(Names of Filing Persons)

Class A Common Stock, Par Value $0.0001 Per Share

Class B Common Stock, Par Value $0.0001 Per Share
(Title of Classes of Securities)

52186N106
(CUSIP Number of Class A Common Stock)

None
(CUSIP Number of Class B Common Stock)

Nick Delany
Chairman
VTech USA Holdings, L.L.C.
1156 W. Shure Dr. #200
Arlington Heights, IL 60004
(847) 400-3600
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on behalf of Filing Persons)

With copies to:
Richard V. Smith, Esq.
Mark W. Seneca, Esq.
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, CA 94105
(415) 773-5700

CALCULATION OF FILING FEES

Transaction Valuation*	Amount of Filing fee**

$71,554,621	$7,205.55

*
Estimated only for purposes of calculating the filing fee. This amount assumes the purchase of up to 71,554,621 shares of common stock, par value $0.0001 per share, of LeapFrog Enterprises, Inc. at a purchase price of $1.00 per share. Such number of shares consists of (i) 66,772,033 shares of Class A common stock, (ii) 4,394,354 shares of Class B common stock, and (iii) 388,234 shares of Class A common stock that may be issued pursuant to LeapFrog's Amended and Restated 2002 Employee Stock Purchase Plan.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 0.0001007 of the transaction valuation.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐
  Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

  ☐
  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

        This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this "Schedule TO") relates to the offer by Bonita Merger Sub, L.L.C., a Delaware limited liability company (the "Purchaser") and an indirect wholly-owned subsidiary of VTech Holdings Limited ("VTech"), to purchase all of the issued and outstanding shares of Class A common stock and Class B common stock, each having a par value of $0.0001 per share (the "Shares"), of LeapFrog Enterprises, Inc., a Delaware corporation ("LeapFrog"), at a purchase price of $1.00 per share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 2016 (the "Offer to Purchase"), and in the related Form of Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of VTech, the Purchaser, and VTech USA Holdings, L.L.C., the parent of the Purchaser ("VTechUS").

        The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answers to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.    Summary Term Sheet

Regulation M-A Item 1001

        The information set forth in the "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information

Regulation M-A Item 1002

(a)	The name of the subject company and the issuer of the securities to which this Schedule TO relates is LeapFrog Enterprises, Inc. LeapFrog's principal executive offices are located at 6401 Hollis Street, Suite 100 Emeryville, CA 94608. The telephone number at LeapFrog's principal executive offices is (510) 420-5000.
(b)
This statement relates to the Class A common stock and Class B common stock, each having a par value of $0.0001 per share, of LeapFrog. Based upon information provided by LeapFrog, as of the close of business on February 29, 2016, there were 66,772,033 shares of Class A common stock and 4,394,354 shares of Class B common stock issued and outstanding. The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.
(c)	The information set forth in Section 6 of the Offer to Purchase, entitled "Price Range of the Shares; Dividends on the Shares" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

Regulation M-A Item 1003

(a) - (c)	This Schedule TO is filed by VTech, the Purchaser and VTechUS. The information set forth in Section 9 of the Offer to Purchase, entitled "Certain Information Concerning VTech, VTechUS and the Purchaser" and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction

Regulation M-A Item 1004

(a)	The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a), (b)	The information set forth in the "Introduction," Section 9, entitled "Certain Information Concerning VTech, VTech US and the Purchaser," Section 11, entitled "Background of the Offer; Past Contacts, Negotiations and Transactions," Section 12, entitled "Purpose of the Offer; Plans for LeapFrog; Other Matters" and Section 13, entitled "The Merger Agreement; Other Agreements," of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(a), (c)(1)-(7)	The information set forth in the "Introduction," Section 7, entitled "Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations," Section 12, entitled "Purpose of the Offer; Plans for LeapFrog; Other Matters," and Section 13, entitled "The Merger Agreement; Other Agreements," of the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration

Regulation M-A Item 1007

(a), (b), (d)	The information set forth in Section 10 of the Offer to Purchase, entitled "Source and Amount of Funds," is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company

Regulation M-A Item 1008

        The information set forth in the "Introduction" and Section 9, entitled "Certain Information Concerning VTech, VTech US and the Purchaser," of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a)	The information set forth in Section 11, entitled "Background of the Offer; Past Contacts, Negotiations and Transactions," Section 12, entitled "Purpose of the Offer; Plans for LeapFrog; Other Matters," Section 13, entitled "The Merger Agreement; Other Agreements," and Section 16, entitled "Fees and Expenses," of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements

Regulation M-A Item 1010

(a), (b)	Not applicable.

Item 11.    Additional Information

Regulation M-A Item 1011

(a)(1)	The information set forth in Section 9, entitled "Certain Information Concerning VTech, VTech US and the Purchaser," and Section 13, entitled "The Merger Agreement; Other Agreements," of the Offer to Purchase is incorporated herein by reference.
(a)(2), (3)
The information set forth in Section 13, entitled "The Merger Agreement; Other Agreements," Section 14, entitled "Conditions of the Offer" and Section 15, entitled "Certain Legal Matters," of the Offer to Purchase is incorporated herein by reference.
(a)(4)
The information set forth in Section 7 of the Offer to Purchase entitled "Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations" is incorporated herein by reference.
(a)(5)	The information set forth in Section 15, entitled "Certain Legal Matters," of the Offer to Purchase is incorporated herein by reference.
(c)	The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.    Exhibits.

Regulation M-A Item 1016

Exhibit Number	Title and Description
(a)(1)(A)	Offer to Purchase, dated as of March 3, 2016.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(E)
Announcement of VTech filed with The Stock Exchange of Hong Kong Limited dated February 5, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by VTech with the SEC on February 5, 2016).
(a)(1)(F)
Joint Press Release of LeapFrog Enterprises, Inc. and VTech Holdings Limited dated February 5, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by VTech with the SEC on February 5, 2016).
(a)(1)(G)	Summary Advertisement, as published in the Investor's Business Daily on March 3, 2016.
(a)(1)(H)	Announcement of VTech filed with The Stock Exchange of Hong Kong Limited dated March 3, 2016.
(a)(1)(I)	Joint Press Release of LeapFrog Enterprises, Inc. and VTech Holdings Limited dated March 3, 2016.
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated as of February 5, 2016, by and among VTech, the Purchaser and LeapFrog (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by LeapFrog with the SEC on February 5, 2016).
(d)(2)	First Amendment to Agreement and Plan of Merger, February 29, 2016, by and among VTech, the Purchaser and LeapFrog.
(d)(3)
Form of Support Agreement(s), dated as of February 5, 2016, which were entered into among VTech and the Purchaser and each of the directors and certain executive officers of LeapFrog (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by LeapFrog with the SEC on February 5, 2016).
(d)(4)	Non-Disclosure Agreement, dated as of December 16, 2015, between VTech Holdings Limited and LeapFrog Enterprises, Inc.
(g)	Not applicable.
(h)	Not applicable.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bonita Merger Sub, L.L.C.
By:	/s/ NICK DELANY
	Name:	Nick Delany
	Title:	Chief Executive Officer
VTech Holdings Limited
By:	/s/ PANG KING FAI
	Name:	Pang King Fai
	Title:	President of the Group
VTech USA Holdings, L.L.C.
By:	/s/ Y.W. CHANG
	Name:	Y.W. Chang
	Title:	Director

Date: March 3, 2016

 EXHIBIT INDEX

Exhibit Number	Title and Description
(a)(1)(A)	Offer to Purchase, dated as of March 3, 2016.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(E)
Announcement of VTech filed with The Stock Exchange of Hong Kong Limited dated February 5, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by VTech with the SEC on February 5, 2016).
(a)(1)(F)
Joint Press Release of LeapFrog Enterprises, Inc. and VTech Holdings Limited dated February 5, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by VTech with the SEC on February 5, 2016).
(a)(1)(G)	Summary Advertisement, as published in the Investor's Business Daily on March 3, 2016.
(a)(1)(H)	Announcement of VTech filed with The Stock Exchange of Hong Kong Limited dated March 3, 2016.
(a)(1)(I)	Joint Press Release of LeapFrog Enterprises, Inc. and VTech Holdings Limited dated March 3, 2016.
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated as of February 5, 2016, by and among VTech, the Purchaser and LeapFrog (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by LeapFrog with the SEC on February 5, 2016).
(d)(2)	First Amendment to Agreement and Plan of Merger, dated as of February 29, 2016, by and among VTech, the Purchaser and LeapFrog.
(d)(3)
Form of Support Agreement(s), dated as of February 5, 2016, which were entered into among VTech and the Purchaser and each of the directors and certain executive officers of LeapFrog (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by LeapFrog with the SEC on February 5, 2016).
(d)(4)	Non-Disclosure Agreement, dated as of December 16, 2015, between VTech Holdings Limited and LeapFrog Enterprises, Inc.
(g)	Not applicable.
(h)	Not applicable.

QuickLinks

  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person
  Item 4. Terms of the Transaction
  Item 5. Past Contacts, Transactions, Negotiations and Agreements
  Item 6. Purposes of the Transaction and Plans or Proposals
  Item 7. Source and Amount of Funds or Other Consideration
  Item 8. Interest in Securities of the Subject Company
  Item 9. Persons/Assets Retained, Employed, Compensated or Used
  Item 10. Financial Statements
  Item 11. Additional Information
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX